Nasdaq Regulation

Eun Ah Choi
Vice President
Listing Qualifications

By Electronic Mail

October 18, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on October 14, 2021 The Nasdaq Stock Market LLC (the "Exchange") received from Fintech Ecosystem Development Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

**Units, each consisting of one share of Class A common stock, $0.0001 par value,
one right, and one-half of one redeemable warrant**

Class A Common stock, par value $0.0001 per share

**Warrants, each whole warrant exercisable for one share of Class A common stock
at an exercise price of $11.50 per share**

Rights included as part of the units

We further certify that the securities described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi